UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Fire Grounds Coffee Co LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Texas

Date of organization:

05/21/2018

Physical address of issuer:

1300 S Polk Ste 138, Dallas, Tx 75224

Website of issuer:

https://www.firegroundscoffeecompany.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
100

Price (or method for determining price):
$370

Target offering amount:
$37,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,036,000

Deadline to reach the target offering amount:
April 30 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	67,070	48,504
Cash & Cash Equivalents	880	5,644
Accounts Receivable:	0	0
Short-term Debt:	17,922	14,567
Long-term Debt:	0	0
Revenues/Sales	111,930	71,311
Cost of Goods Sold:	40,596	19,423
Taxes Paid:	0	0
Net Income:	15,211	-4,791

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the coffee and beverage industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the coffee and beverage industry;
- growth of, and risks inherent in, the coffee and beverage industry in the USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Fire Grounds Coffee Co LLC shall include any joint venture in which Fire Grounds Coffee Co LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Fire Grounds Coffee Co LLC.

"Company " means Fire Grounds Coffee Co LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Fire Grounds Coffee Co LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Subscriber" means any person who subscribes the Units.

"Units" means the Class B Membership Units of Fire Grounds Coffee Co LLC.

THE COMPANY

1. Name of issuer:
Fire Grounds Coffee Co LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Paul Clarke   **Dates of Board Service:** May 2018

Principal Occupation:
CEO of Fire Grounds Coffee Co LLC

Business Experience:
Paul has a strong educational background and a wealth of applicable industry experience. Paul received his bachelor's degree from Texas Tech University in Philosophy. Paul Clarke also has a strong background in leadership and management based on his experience as a Marine Corps Officer. Paul has various connections with important persons within the coffee and firefighter communities including relationships in dozens of fire departments throughout DFW. Paul Clarke was also a company commander in the Marine Corps for 3 combined years in charge of over 160 Marines and 25 million dollars in equipment.


Founder
Fire Grounds Coffee Company · Full-time
Feb 2019 – Present · 1 yr 6 mos
Dallas/Fort Worth Area


Firefighter and paramedic
Dallas Fire and Rescue
Nov 2013 – Present · 6 yrs 9 mos
Dallas

Structural Fire Fighting I & II, Hazmat Operations, EMT/Paramedic, Rope Rescue I & II, Air Crash Rescue Fire Fighter.


Operations Officer / Battle Captain
United States Marine Corps
Aug 2011 – Dec 2019 · 8 yrs 5 mos
Camp Arifjan and FOB Union 3


Human Resource Manager
Front Line Protective Services
Mar 2013 – Sep 2013 · 7 mos

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Paul Clarke   **Dates of Board Service:** May 2018

Principal Occupation:
CEO of Fire Grounds Coffee Co LLC

Business Experience:
Paul has a strong educational background and a wealth of applicable industry experience. Paul received his bachelor's degree from Texas Tech University in Philosophy. Paul Clarke also has a strong background in leadership and management based on his experience as a Marine Corps Officer. Paul has various connections with important persons within the coffee and firefighter communities including relationships in dozens of fire departments throughout DFW. Paul Clarke was also a company commander in the Marine Corps for 3 combined years in charge of over 160 Marines and 25 million dollars in equipment.



Founder
Fire Grounds Coffee Company · Full-time
Feb 2019 – Present · 1 yr 6 mos
Dallas/Fort Worth Area



Firefighter and paramedic
Dallas Fire and Rescue
Nov 2013 – Present · 6 yrs 9 mos
Dallas

Structural Fire Fighting I & II, Hazmat Operations, EMT/Paramedic, Rope Rescue I & II, Air Crash Rescue Fire Fighter.



Operations Officer / Battle Captain
United States Marine Corps
Aug 2011 – Dec 2019 · 8 yrs 5 mos
Camp Arifjan and FOB Union 3



Human Resource Manager
Front Line Protective Services
Mar 2013 – Sep 2013 · 7 mos

Name: Kyle Lund   **Dates of Service:** February 2019

Principal Occupation:
President of Fire Grounds Coffee Co LLC

Business Experience:
Kyle Lund has been acting president since February 2019. Kyle Lund has a strong small team leadership background as a Staff Sergeant in the Army and was a squad leader. Kyle Lund for the last 1 ½ years been developing Fire Grounds Coffee Company's roasting procedures, warehouse build out, manufacturing processes, shipping process, and community relations. Kyle Lund has also worked with contractors to move Fire Grounds Coffee Company from warehouse to warehouse to ensure the proper build out. Kyle Lund also developed the now successful Caffeinate-a-station program that allows corporations to donate directly to Fire or Police stations in the DFW area.

 **United States Army: (Squad Leader)**

- In charge of projecting training direction of a squad sized monthly, quarterly, and yearly
- In charge of the personal welfare of over 11 Soldiers including morale, discipline, and training
- In charge of the operating culture of the squad
- In charge of over 5 million dollars' worth of military equipment

Kyle Lund enlisted in the US Army in 2004, when he was just 18 years old. Assigned to the 3rd Stryker Brigade Combat Team in Ft. Lewis, WA, he served two deployments in Iraq. Kyle reached the rank of staff sergeant before being honorably discharged in 2011. Since then he has been a driver engineer with Dallas Fire-Rescue Department, where he received a Meritorious Service Award. Kyle is also a volunteer firefighter in his hometown of Lavon, TX. Kyle serves as a medic on the Carry The Load National Relay and lives in North Texas.

Name: Grant W. Robertson   **Dates of Board Service:** February 2019

Principal Occupation:
Sales Director of Fire Grounds Coffee Co LLC

Business Experience:
Solutions-oriented leader with a proven history in performance driven organizations serving a client base from mid-cap enterprises to Fortune 100 multi-nationals. Dynamic range of experience across sales, new business development, and key account management. Demonstrated ability to deliver significant revenue and margin contribution at an individual and team level.



Sales Manager
Velocity Transport
Mar 2019 – Present · 1 yr 5 mos
Dallas/Fort Worth Area

- Directly manage a team of 8-10 inside sales reps producing over $225k in monthly revenue
- Assist with interviewing and onboarding new hires and developing new hire training material
- Developed and implemented CRM workflow and sales pipeline for the entire inside sales team
- Established sales KPI reporting and tracking for the entire inside sales team
- Extensive experience working with key technology platforms like Project 44 and Sonar



National Account Manager
Echo Global Logistics
Aug 2015 – Jan 2019 · 3 yrs 6 mos
Dallas, Texas

Responsible for sales and key account management offering full supply chain and 3PL logistics services. Activities include business development efforts to deliver comprehensive end-to-end supply chain management services and implementation of operational efficiencies in helping clients deliver goods to market.
-Achieved one of the fastest growth rates in office.
-Managed workflow and communications between clients and operations team.
-Assisted with the development and implementation of sales systems

3PL, Technology-enabled transportation management, Managed Transportation, Less-than-truckload (LTL), Truckload, Partial Truckload, Intermodal, Expedited, International Air & Ocean.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Paul Clarke	5,600 Class A Membership Units	56%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$37,000**	**$1,036,000**
Less: Offering Expenses		
Portal Fee	$2,590	$72,520
Other Offering Expenses	$1,750	$1,750
Net Proceeds	**$32,660**	**$961,730**
60kg Mill City Roaster	$0	$150,000
Industrial Shelves	$0	$25,000
Building Modifications	$0	$85,000
Warehouse Rental	$0	$150,000
Office Supplies	$0	$45,000
Industrial Fans	$0	$15,000
New Bag Designs & Production	$5,000	$25,000
Online Marketing Campaign Fund	$5,000	$100,000
Salaries	$15,000	$300,000
Working Capital	$7,660	$66,730

Our target offering amount is $37,000. If we raise less than $100,000, we will not use our funds for expanding our production facilities. We will focus on the marketing / branding of our products and hire additional staff.

If we raise $100,000 or above, we will expand our production facilities, including financing a 60kg Mill City Roaster and purchasing industrial shelves, office supplies and industrial fans. We will also spend money on building modifications and warehouse rental in Dallas.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days,

Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$37,000 USD
Maximum Target	$1,036,000 USD
Pre-money Valuation	$3,700,000 USD
Equity Offered	0.99% - 21.88%
Securities Type	Class B Membership Units
Regulation	Regulation CF
Closing Date	30 Apr 2023

Unit Price $370.00

Units Offered
100 - 2,800

Units Issued After Offering
10,100 - 12,800

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
>
> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	10,000	YES	NO
Class B Membership Units	100,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not

entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled to no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Class A Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Membership Units with no voting rights, do not have the voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.


Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.


Valuation of Our Class B Membership Units

The Class B membership unit offered in this equity crowdfunding is priced at $370/unit. The following paragraphs illustrate how we come to this valuation:

As shown in our business plan, we expect we will generate a total of $975,500 of sales in the fiscal year 2023. We evaluate our company at a **Price To Sales Ratio of 3.79**. This ratio is the most current Price to Sales Ratio (2022 Q1) of representative listed companies in the Nonalcoholic Beverages Industry calculated by CSIMarket, Inc (https://csimarket.com).

Price To Sales Ratio indicates the amount of dollars paid on the stock market for one dollar of Sales.

Price To Sales Ratio Formula = Share Price / Revenues(TTM) per Share

We believe the ratio used for our valuation is also aligned with our estimate of capital and expense requirements, and desirable expectations of our future profitability, not based on perceived market value, book value, or other established criteria, though we did not obtain an independent appraisal opinion on the valuation of the Membership Units.



Source: CSIMarket, Inc

Valuation Derived from Price-to-Sales Ratio = $975,500 x 3.79
= $3,697,145
= $370 / membership units*

* based on 10,000 membership units issued prior to offering

Sales Projection in 2023

2023 Q1 (focus turns towards Caffeinate-a-staion program and securing more business offices)			
Online	Fire Grounds Coffee Website, GovX, Amazon, CostCo Online		$60,000.00
Retail Account	FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)		$45,000.00
Bulk Accounts	Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space, GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops		$30,000.00
Caffeinate-a-Station	73 Stations Sponsored (all the city of Dallas police and fire stations)		$27,500.00
Business Services	20 Business Offices		$10,000.00
Coffee Shop	Roasting Space Location		$10,000.00
		Total Quarter Revenue	$172,500.00
2023 Q2 (cont. focus turns towards Caffeinate-a-staion program and securing more business offices)			
Online	Fire Grounds Coffee Website, GovX, Amazon, CostCo Online		$75,000.00
Retail Account	FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)		$56,250.00
Bulk Accounts	Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space, GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops		$37,500.00
Caffeinate-a-Station	100 Stations Sponsored (Dallas Fort Worth Area is now targeted)		$34,375.00
Business Services	30 Business Offices		$12,500.00
Coffee Shop	Roasting Space Location		$12,500.00
		Total Quarter Revenue	$228,125.00
2023 Q3 (cont. focus turns towards Caffeinate-a-staion program and securing more business offices)			
Online	Fire Grounds Coffee Website, GovX, Amazon, CostCo Online		$90,000.00
Retail Account	FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)		$67,500.00
Bulk Accounts	Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space, GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops		$45,000.00
Caffeinate-a-Station	125 Stations Sponsored (Dallas Fort Worth Area is now targeted)		$41,250.00
Business Services	40 Business Offices		$15,000.00

Coffee Shop		Roasting Space Location		$15,000.00
			Total Quarter Revenue	$273,750.00
2023 Q4 (cont. focus turns towards Caffeinate-a-staion program and securing more business offices)				
Online		Fire Grounds Coffee Website, GovX, Amazon, CostCo Online		$99,000.00
Retail Account		FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)		$74,250.00
Bulk Accounts		Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space, GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops		$49,500.00
Caffeinate-a-Station		150 Stations Sponsored (Dallas Fort Worth Area is now targeted)		$45,375.00
Business Services		50 Business Offices		$16,500.00
Coffee Shop		Roasting Space Location		$16,500.00
			Total Quarter Revenue	$301,125.00
			2023 Yearly Revenue	**$975,500.00**

Methods for how the securities may be valued by the issuer in the future:
We will continue to use Price To Sales Ratio to evaluate the equity securities to be issued in the future.

When we our profitability is strengthened and when our company becomes bigger in scale, we may apply Earnings Multiples (P/E ratio) of companies similar and comparable to us or Discounted Cash Flow Method ("DCF") to value our company or the equity securities to be issued.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- The majority owner may make a decision that Purchasers would consider bad and that would put at risk Purchasers' interests in the Issuer.
- Although, as Class B Membership Unit holders, Purchasers would be entitled to a share of any proceeds from a sale of the entire business, Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are not entitled to any voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are not entitled to any anti-dilution rights (other than proportionate adjustments for stock splits and similar events). Therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The issuer doesn't have any material of indebtedness

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
July 13, 2020	Reg CF	Class B Membership Units	$0	N/A	Withdrawn

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        a. **any director or officer of the issuer;**

        b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

        c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

        d. **any immediate family member of any of the foregoing persons.**

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Fire Grounds Coffee Co LLC was incorporated on 21 May 2018 and started to operate in January 2019.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2021 and Outlook
2021 was the third year of our operation and was an incredible year for Fire Grounds Coffee. We recorded total revenue of $111,930, a 56.96% growth compared to 2020 ($71,311).

Because of our strong growth in sales and good control of our operating expenses, we recorded a net profit of $15,211 in 2021, compared to a net loss of $4,791 in 2020.

We see continued potential in terms of our fine coffee, which is being underpinned by the strong growth of our revenue since inception. We believe Fire Grounds Coffee is in a good position for further dynamic growth going forward.

Our target offering amount is $37,000. If we raise less than $100,000, we will not use our funds for expanding our production facilities. We will focus on the marketing / branding of our products and hire additional staff.

If we raise $100,000 or above, apart from marketing / branding, we will use substantially of the net proceeds from this offering to expand the production line of our coffee products, hire more employees, finance a 60 kg Mill City Roaster and rent a warehouse in Dallas.

Revenues
Revenues in 2021 were $111,930, a 56.96% growth compared to 2020, mainly derived from the sales of our coffee products.

Cost of Goods Sold and Operating Expenses
Cost of Goods Sold

Our cost of goods sold consisted primarily of expenses associated with the production of our coffee products.

The cost of goods sold in 2021 was $40,596, or a 109% growth compared to 2020. Hence, our gross profit was $71,334 in 2021, or a 37.48% growth when compared to 2020.

Operating Expenses
Our operating expenses include Rent/Lease, Advertising & Promotion, Printing, Postage & Stationery and Equipment Lease Payments.

Total operating expenses in 2021 were $56,124, at roughly the same level as 2020.

Net profit
Our net profit was $15,211 in 2021, compared to a net loss of $4,791 in 2020.

Cash flows
In 2021, the cash flow generated from operating activities was $28,686, primarily due to our net profit and depreciation adjustment during the year. The cash flow used in investing activities was $33,450 in 2021, which is caused by the acquisition of property and equipment, while the cash flow used in financing activities was $0 in 2021.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents were $880 as of December 31, 2021.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company is seeking a minimum of $37,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 2 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations. But investors should be aware that our past records are not representative of the future.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

Business Outlook and Future Plans

Operational Efficiency
Our financial results in 2021 shows a strong performance, with underlying sales growth of 56.96% and a net profit margin of 13.6%, driven by our continued focus on operational excellence. In 2022, we will continue to control our operating costs, optimize our sales and cost structure and drive leverage in our business model without sacrificing opportunities to grow.

Products and Services
Providing good products and services are always our pursuit thing. We will continue to:
- Develop a high-quality menu of different coffee blends.
- Provide an excellent service experience, anticipate the needs of the customers and deliver the best service.

Sales Channels
We will continue to drive sales through our direct-to-customer channels by enhancing and expanding our sales pipelines, including:
- **Online Channels -** Fire Grounds Coffee Website, GovX, Amazon, CostCo Online
- **Retail Accounts -** FoxTrot, Cox Farms, Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods, Local 58, Synergy Bike Shop, Royal Blue Grocery, Texas Sprouts, Texas CostCo
- **Bulk Accounts -** Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co-Working Space, GoodWork Co-Working Space, Trumpo's Tacos,15 coffee shops
- **Caffeinate-a-Station** - 73 Stations Sponsored (all the city of Dallas police and fire stations)
- **Business Services -** 20 Business Offices
- **Coffee Shop -** Roasting Space Location

Marketing
In 2022 and 2023, we will increase our marketing effort on the followings:
- Leveraging the popularity of being founded by firefighters and veterans.

- Implementation of Caffeinate-a-station program that allows businesses and individuals to donate coffee to their local police or fire station
- Marketing our coffee product through different channels, including supporting local relevant events, regularly posting high-quality content to social media, conducting targeted email blasts, paying for ads on Google, and conducting giveaways

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> **(i) at the time of the filing of this offering statement bars the person from:**
> > **(A) association with an entity regulated by such commission, authority, agency or officer?**
> > No
>
> > **(B) engaging in the business of securities, insurance or banking?**
> > No
>
> > **(C) engaging in savings association or credit union activities?**
> > No
>
> **(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
> No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> **(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
> No
>
> **(ii) places limitations on the activities, functions or operations of such person?**
> No
>
> **(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
> No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> **(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
> No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.firegroundscoffeecompany.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Paul Clarke

_____
[Signature Code: WDOKZ65H_YJkFc0rlV0vZmhfnV3KCZwiWxhF83X11YUG2d86uW7YSjQyCQzVrJ1Z4tA5ZJFJlxl1CM8Qum4T1l84nYfFb_Pd8GlrjWvN02U]

Paul Clarke

CEO

Fire Grounds Coffee Co LLC

Date: 21 Jun 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Fire Grounds Coffee Company is a start up Dallas, Texas based coffee roaster that has developed a line of premium coffees. Fire Grounds Coffee Company has been formed as an Texas Multi Member LLC by the founder Paul Clarke.

Keys to Success

Fire Grounds Coffee Company has identified three keys that will be instrumental to its success.

- Develop the finest product.
- Create outstanding merchandise and apparel
- Employ strict financial controls.

Target Market Segments

Fire Grounds Coffee Company has identified four distinct customer segments that it will actively pursue. The first group is made up of first responders to include firefighters, police officers, and EMTs. This customer segment has 17,457 potential customers in the DFW area and is growing. The second group is local grocery stores that pride themselves in carrying local products. Third is businesses that are pro first responder that want our coffee in their business office. The last segment is Veterans, Crossfit Enthusiasts, Nurses, and anyone else who works with or is closely related to the Firefighter vocation. This last segment makes up 398,358 and is growing by 7-8% yearly based on DFW area population growth.

Target Market

Fire Grounds Coffee Company has decided to concentrate on three distinct customer segments. While the coffee industry as a whole has been stagnate for a while, the high-end gourmet coffee market is still growing. This can be attributed to a number of factors including the maturing and increased sophistication of the American palette. Fire Grounds Coffee Company faces competition from several competitors who focus on convenience or price as opposed to product quality which is the strength of Fire Grounds Coffee Company.

Market Segmentation

Fire Grounds Coffee Company has segmented their market into three distinct customer segments

1. The first group is made up of first responders to include firefighters, police officers, and EMTs. This client base will be our lowest percentage but our most loyal base. They will tell other first responders and will create a "word of mouth" effect on our sales. They will also generate the most social media content by posting pictures of themselves drinking the coffee at their fire, police, or EMS station.

2. The second group is regional grocery stores/ Coffee shops that pride themselves in carrying local products. These stores include HEB, Sprouts, Whole Foods, and other independent grocery stores in the DFW area. Their customer base is generally high income young professionals that do not mind spending extra for quality products with a rich history or back story.

3. Businesses that are pro-first responder that want Fire Grounds to deliver coffee to their offices for their employees consumption.

4. The last segment is Veterans, Crossfit Enthusiasts, Nurses, and anyone else who works with or is closely related to the Firefighter vocation. This customer base either knows a firefighter, works with firefighters every day, or is in a profession that can highly relate or admire the type of person that works in the firefighter industry. These clients will purchase Fire Grounds Coffee Company since they consider the profession noble and want to support the chartable groups that Fire Grounds Coffee Company contributes to. This will be our largest segment.

US Coffee Industry Analysis:

Global Coffee Market: Coffee is the second-largest commodity traded after oil, with the worldwide retail coffee market being a $56 billion industry.

The coffee belt is roughly bounded by the Tropics of Cancer and Capricorn and is mainly comprised of 28 countries. The top-ten coffee-producing countries are, in descending order: Brazil, Vietnam, Columbia,

Indonesia, Mexico, Ethiopia, India, Guatemala, Ivory Coast, and Uganda.

During the 1990's, Vietnam moved from fourth largest to second largest producer of coffee in the world, with most of its production in robusta beans (Low Quality). Coffee is available in several forms: bean, ground, liquid, and soluble: powdered, granules, freeze-dried. Worldwide, with the exception of North America, people prefer instant coffee and coffee is mainly prepared at home. Fire Grounds Coffee Company will source from the country of Colombia, the bean grade will be Q grade 80.75 (Medium to High Quality).

Top 15 coffee-importing countries as a % of world supplies:





U.S. Coffee Market: The total U.S. coffee market is projection:

Strategy and Implementation

Fire Grounds Coffee Company will leverage its competitive edge of the highest quality product and top notch merchandise to quickly gain market penetration. This competitive edge is sustainable because Fire Grounds Coffee Company will create a culture based on social media content, apparel, and great packaging/ branding. Fire Grounds Coffee Company's marketing effort will be based on the communications that assert that Fire Grounds Coffee Company has by far the best products. Fire Grounds Coffee Company will be vocal in their assertion of the message that while its coffee costs a bit more, the variance is not material and the difference in quality is immeasurable. The sales strategy will work on converting perspective customers into long-term customers by emphasizing high-quality products and high levels of customer service, along with regular social media releases that will help develop our loyal fan base. This strategy recognizes the fact that even though the company may have the best product, without excellent customer service the organization will not succeed. Fire Grounds Coffee Company also seeks to establish a cult like status among its loyal first responder clients with social media content.

Competitive Edge

Fire Grounds Coffee Company's competitive edge is its market leading product quality. By leveraging personal relationships, Fire Grounds Coffee Company has gained the recipes and knowledge of master roaster Mimo Morreale. Green coffee beans are a commodity, therefore any variations in one company's coffee to another is based on roasting techniques if they are using the same types of beans. Fire Grounds Coffee Company will utilize flavors and high-quality beans to create a superior fresh tasting coffee.

Sales Projection

Category	Accounts	Revenue
2023 Q1 (focus turns towards Caffeinate-a-staion program and securing more business offices)		
Online	Fire Grounds Coffee Website, GovX, Amazon, CostCo Online	$60,000.00
Retail Account	FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)	$45,000.00
Bulk Accounts	Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space, GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops	$30,000.00
Caffeinate-a-Station	73 Stations Sponsored (all the city of Dallas police and fire stations)	$27,500.00
Business Services	20 Business Offices	$10,000.00
Coffee Shop	Roasting Space Location	$10,000.00
		Total Quarter Revenue	$172,500.00
2023 Q2 (cont. focus turns towards Caffeinate-a-staion program and securing more business offices)		
Online	Fire Grounds Coffee Website, GovX, Amazon, CostCo Online	$75,000.00
Retail Account	FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)	$56,250.00
Bulk Accounts	Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space,	$37,500.00

	GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops	
Caffeinate-a-Station	100 Stations Sponsored (Dallas Fort Worth Area is now targeted)	$34,375.00
Business Services	30 Business Offices	$12,500.00
Coffee Shop	Roasting Space Location	$12,500.00
	Total Quarter Revenue	$228,125.00
2023 Q3 (cont. focus turns towards Caffeinate-a-staion program and securing more business offices)		
Online	Fire Grounds Coffee Website, GovX, Amazon, CostCo Online	$90,000.00
Retail Account	FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)	$67,500.00
Bulk Accounts	Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space, GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops	$45,000.00
Caffeinate-a-Station	125 Stations Sponsored (Dallas Fort Worth Area is now targeted)	$41,250.00
Business Services	40 Business Offices	$15,000.00
Coffee Shop	Roasting Space Location	$15,000.00
	Total Quarter Revenue	$273,750.00
2023 Q4 (cont. focus turns towards Caffeinate-a-staion program and securing more business offices)		
Online	Fire Grounds Coffee Website, GovX, Amazon, CostCo Online	$99,000.00
Retail Account	FoxTrot (2 locations) , Cox Farms (3 locations), Davis Street Mercantile, Best Little Gun Store In Texas, Lone Star Dry Goods (2 locations), Local 58, Synergy Bike Shop, Royal Blue Grocery (3 locations), Texas Sprouts (44 locations), Texas CostCo (33 Locations)	$74,250.00
Bulk Accounts	Tongue and Cheek Ice Cream Store, Better Batter Bakery, Wendy Crispin Catering, Venture X Co Working Space, GoodWork Co Working Space, Trumpo's Tacos (2 locations), 15 coffee shops	$49,500.00
Caffeinate-a-Station	150 Stations Sponsored (Dallas Fort Worth Area is now targeted)	$45,375.00
Business Services	50 Business Offices	$16,500.00
Coffee Shop	Roasting Space Location	$16,500.00
	Total Quarter Revenue	$301,125.00
	2023 Yearly Revenue	**$975,500.00**

Appendix B - RISK FACTORS
RISKS RELATING TO OUR BUSINESS

We rely on continuing efforts of Paul Clarke, the Founder and CEO of Fire Grounds Coffee

The business relies mainly on the efforts of Paul Clarke, the Founder and CEO of Fire Grounds Coffee, to serve as the image of the company, create new products, improve upon products, and oversee the operations of the company. If something happened to him the business may not be able to continue.

If we are unable to gain market acceptance or significant market share for the new products we may introduce, then we will incur development, production and marketing costs which we would not be able to recover.

The development and introduction of new products is key to our expansion strategy. We are constantly introducing new packaging and new flavors. For example, we may introduce new packaging size for our coffee in the future. We may be introducing new blends and flavors for our coffee. The success of the new products we introduce depends on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We intend to introduce new product lines including different blends, flavors, different sizes and packaging. We cannot assure you that we will be able to gain market acceptance or significant market share for our new products. Consumer preferences change, and any new products that we introduce may fail to meet the particular tastes or requirements of consumers, or may be unable to replace their existing preferences. Our failure to anticipate, identify or react to these particular tastes or changes could result in reduced demand for our products, which could in turn cause us to be unable to recover our development, production and marketing costs, thereby leading to a decline in our profitability.

Our results of operations may fluctuate due to seasonality.

Our sales are subject to seasonality. Although, we typically experience relatively stable sales throughout the year. In general, we generally experience fewer purchase orders during holiday seasons, including Thanksgiving and Christmas. Sales can also fluctuate during the course of a financial year for a number of other reasons, including weather conditions, timing of the launch of new products, and the timing of advertising and promotional campaigns. As a result of these reasons, our operating results may fluctuate. In addition, the seasonality of our results may be affected by unforeseen circumstances, such as production interruptions. Due to these fluctuations, comparisons of sales and operating results between the same periods within a single year, or between different periods in different financial years, are not necessarily meaningful and should not be relied on as indicators of our performance.

The production and packaging of our coffee products rely significantly on third-party production equipment, packaging technology and packaging materials.

Our coffee products rely significantly on production equipment, packaging technology and packaging materials supplied by third-parties. The majority of these packaging materials which we use for most of our coffee products and which are fundamental to maintaining the quality and freshness of our products are manufactured by third-parties.

In the event these third-party suppliers fail to continue to supply such production equipment, packaging technology or packaging materials, we may be unable to find a comparable substitute supplier of equipment, packaging technology or packaging materials, which may impact upon our ability to maintain and upgrade our production facilities, lead to production interruptions and delays in the delivery of our products to customers, and may also prevent us from improving and updating the packaging of our products to meet changing market demands.

Our plans to improve our internal controls may not succeed.

Although we have adopted policies on internal controls for our main business cycles, including those relating to purchasing, sales, treasury, accounting, and sales provisioning, we plan to take steps to further improve our internal controls. If we encounter difficulties in improving our internal controls and management information systems, we may incur additional costs and management time in meeting our improvement goals. We cannot assure you that the measures taken to improve our internal controls will be effective.

We derive a substantial portion of our sales from the US.

Substantially all of our sales are generated from the US. We anticipate that sales of our products in the US will continue to represent a substantial proportion of our total sales in the near future. Any significant decline in the condition of the US economy could adversely affect consumer buying power and reduce the consumption of our products, among other things, which in turn would have a material adverse effect on our business and financial condition.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We expend a significant amount of cash in our operations, principally to fund our raw material, particularly coffee beans procurement. We generally fund most of our working capital requirements out of cash flow generated from operations. If we fail to generate sufficient sales from our sales, or if we suffer decreasing sales to customers as a result of ceasing to offer those customers credit terms, or if our suppliers stop to offer us credit terms, or if we were to experience difficulties in collecting our accounts receivables, we may not have sufficient cash flow to fund our operating costs and our business could be adversely affected.

We may not be able to maintain and increase the amount of sales of our products

We cannot guarantee that we will be able to maintain the number of sales for our products. This would affect sales and our ability to achieve our targeted growth and profitability for our business.

We could be adversely affected by a change in consumer preferences, perception and/or spending.

The US coffee and beverage industry is subject to changes in consumer preferences, perceptions and spending habits. Our performance depends on factors which may affect the level and patterns of consumer spending in the US. Such factors include consumer preferences, consumer confidence, consumer incomes, consumer perceptions of the safety and quality of our coffee products, and consumer interest in diet and health issues. Media coverage regarding the safety or quality of, or diet or health issues relating to coffee and other beverages, or the raw materials, ingredients or processes involved in their manufacturing or bottling, may damage consumer confidence in these products. A general decline in the consumption of our coffee products could occur as a result of a change in consumer preferences, perceptions and spending habits at any time and future success will depend partly on our ability to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Our failure to adapt our products offering to respond to such changes, may result in reduced demand and lower prices for our products and a decline in the market share of our products. Any changes in consumer preferences could result in lower sales of our products, put pressure on pricing or lead to increased levels of selling and promotional expenses, resulting in a material adverse effect on our sales volumes, sales and profits.

We may be unable to efficiently manage our inventory risks

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and significant inventory write-offs. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

We are subject to negative publicity

Our Company, management, or products could be subject to negative publicity, which may materially and adversely affect our brand, reputation and business.

Our historical financial and operating results are not indicative of future performance.

Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We face increasing competition from both domestic and foreign companies, which may affect our market share and profit margins.

The coffee and beverage industry in the US is highly competitive, and we expect it to continue to become even more competitive. Currently, there are many coffee resellers and beverage enterprises operating in the US, including domestic and foreign-invested enterprises. Our ability to compete against these enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitors by providing high-quality products at reasonable prices that appeal to consumers' tastes and preferences. Some of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. Our competitors in any particular market may also benefit from raw material sources or production facilities that are closer to such markets, which provide them with competitive advantages in terms of costs and proximity to consumers.

We cannot assure you that our current or potential competitors will not provide products comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that there will be significant consolidation in the coffee and beverage industry among our competitors, alliances may develop among competitors and these alliances may rapidly acquire significant market share, and some of our distributors may commence production of products similar to those we sell to them.

Furthermore, competition may lead competitors to substantially increase their advertising expenditures and promotional activities or to engage in irrational or predatory pricing behavior. We also cannot assure you that third parties will not actively engage in activities, whether legal or illegal, designed to undermine our brand name and product quality or to influence consumer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We cannot assure you that we will be able to compete effectively against current and future competitors.

No assurances of protection for proprietary rights and reliance on trade secrets
In certain cases, the Company may rely on trade secrets to protect proprietary technology and processes, which the Company has developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior technology. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of technology information and data, which may be deemed proprietary to others.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.
We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our business depends on our brand and reputation
Our business depends on our brand and reputation as a provider of business coaching services. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "**Fire Grounds Coffee**" is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition, and results of operations could be materially and adversely affected.

Advertising and increased marketing effort may not lead to higher sales or increase in our revenue
To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns on social media and Youtube. Nonetheless, despite our efforts and substantial costs incurred in these marketing effort and advertisements, it may not necessarily lead to higher sales of our products or increase in our revenue.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

Our business and reputation may be affected by product liability claims, litigation, complaints or adverse publicity in relation to our products.

In common with retail sales of other consumer product manufacturers, our sale of beverage products for human consumption involves an inherent risk of injury to consumers. These injuries may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during the various stages of the procurement, production, transportation and storage processes. While we are subject to governmental inspections and regulations, in addition to our own quality control systems, we cannot assure you that consumption of our products will not cause a health-related illness in the future, or that we will not be subject to claims or lawsuits relating to such matters. In line with industry practice, we do not maintain product liability insurance, and we would be liable for the full amount of any damages awarded against us in any product liability claim.

Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused personal injury or illness could adversely affect our reputation with customers and our corporate and brand image.

Under certain circumstances, we may be required to recall products. Even if a situation does not necessitate a product recall, we cannot assure you that product liability claims will not be asserted against us as a result. A product liability judgment against us, or a product recall could have a material adverse effect on our business, financial conditions or results of operations.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. In addition, we have not maintained insurance policies against losses arising from our environmental liabilities, business interruption, industrial accidents, work stoppages, civil unrest, or other activities.

Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value

We cannot assure that the offering price of the Class B Membership Units of Fire Grounds Coffee Co LLC will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional units in isolated transactions

We have the right to, and expect to, issue additional units in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities

Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Specially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in *Restrictions on Transfer of the Securities Being Offered* on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our membership units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our membership units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our membership units.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
FIRE GROUNDS COFFEE CO LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Fire Grounds Coffee Co LLC, a company organized and existing under the laws of the State of Texas ("Fire Grounds Coffee" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Fire Grounds Coffee has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Membership Units of Fire Grounds Coffee (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Fire Grounds Coffee hereby issues to the Subscriber, and the Subscriber hereby subscribes from Fire Grounds Coffee **[Shares Subscripted] Units**, at a Per Units Price equal to **$370.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Fire Grounds Coffee as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Fire Grounds Coffee 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Fire Grounds Coffee and such decision is based upon a review of the Form C which has been filed by Fire Grounds Coffee with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Fire Grounds Coffee in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Fire Grounds Coffee;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Fire Grounds Coffee or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Fire Grounds Coffee;

d. Fire Grounds Coffee is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Fire Grounds Coffee from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Fire Grounds Coffee and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Fire Grounds Coffee in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Fire Grounds Coffee in connection therewith;

f. the Subscriber acknowledges that Fire Grounds Coffee has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Fire Grounds Coffee shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Fire Grounds Coffee is not in any way responsible) for compliance with:

    (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

    (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

    3.1 The Subscriber hereby represents and warrants to and covenants with Fire Grounds Coffee (which representations, warranties and covenants shall survive the Closing) that:

        a. the Subscriber has received and carefully read this Agreement;

        b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

        c. the Subscriber is aware that an investment in Fire Grounds Coffee is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Fire Grounds Coffee is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Fire Grounds Coffee and depends on the advice of its legal and financial advisors and agrees that Fire Grounds Coffee will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Fire Grounds Coffee; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Fire Grounds Coffee. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Fire Grounds Coffee and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Fire Grounds Coffee to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2023, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Texas, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Fire Grounds Coffee shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Paul Clarke

_____
Name: Paul Clarke
Title: CEO
Fire Grounds Coffee Co LLC

Appendix D - FINANCIAL STATEMENTS

FIRE GROUNDS COFFEE CO LLC
Years Ended December 31, 2021 and 2020
With Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC	
Financial Statements	
Years Ended December 31, 2020 and 2021	

Contents

WorthPrime Accounting Services

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
FIRE GROUNDS COFFEE CO LLC

I have reviewed the accompanying financial statements of FIRE GROUNDS COFFEE CO LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in Members capital, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Friday, March 18, 2022

FIRE GROUNDS COFFEE CO LLC

Balance sheet (Unaudited)

		December 31,		
		2021		**2020**
Assets				
Current assets:				
Cash and cash equivalents	$	880	$	5,644
Inventory in Hand	$	35,714	$	38,008
Total current assets	$	**36,594**	$	**43,652**
Fixed assets:				
Equipment		42,350		10,350
Furniture		5,500		5,500
Computer		1,750		300
Total	$	**49,600**	$	**16,150**
Less : Accumulated Depreciation		(19,124)		(11,298)
Net Property, Plant and Equipment	$	**30,476**	$	**4,852**
Total Assets	$	**67,070**	$	**48,504**
Liabilities and Stockholders' Equity				
Current liabilities:				
Trade/Other payable	$	17,922	$	14,567
Total current liabilities	$	**17,922**	$	**14,567**
Long-term liabilities				
Loan/Notes Payable	$	-	$	-
Total long-term liabilities	$	–	$	–
Total Liabilities	$	**17,922**	$	**14,567**
Members Capital	$	33,937	$	38,728
Profit/(Loss) for the Year	$	15,211	$	(4,791)
Total Members Capital	$	**49,148**	$	**33,937**
Total liabilities and stockholders' equity	$	**67,070**	$	**48,504**

See Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC

Statement of Operation (Unaudited)

	For the year Ended December 31,		
	2021		**2020**
Sales	$ 111,930	$	71,311
Total Revenue	**$ 111,930**	**$**	**71,311**
Costs of Sales	40,596		19,423
Gross Profit	**$ 71,334**	**$**	**51,888**
Expenses:			
Rent/Lease	8,386		7,240
Advertising & Promotion	639		1,872
Marketing	9,919		12,862
Heat, Light & Power	-		-
Telephone	98		1,532
Printing, Postage & Stationery	10,135		6,310
Insurance	3,334		824
Accountancy/Audit Fees	293		4,697
Equipment Lease Payments	6,317		10,973
Cars/Mileage	-		518
Travel Expenses	5,876		2,812
Bank Interest & Charges	3,301		1,581
Depreciation	7,826		5,459
Total operating expenses	$ 56,124	$	56,679
Operating profit/(loss)	$ 15,211	$	(4,791)
Other expense	-		-
Interest expense	-		-
Net profit/(loss)	**$ 15,211**	**$**	**(4,791)**

See Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC

Property and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2020	Depreciation for the year	As on 31st Dec 2021	
1	Trailer Coffee Shop	1	36	SLM	09/01/21	32,000	-	3,556	3,556	28,444
2	POS system	1	36	SLM	09/01/21	1,250	-	139	139	1,111
3	Coffee Crafter 9	1	36	SLM	08/15/18	9,500	7,653	1,847	9,500	0
4	Bunn Grinder	1	36	SLM	01/15/19	850	567	283	850	-
5	Shelves	8	36	SLM	06/01/19	5,000	2,639	1,667	4,306	694
6	Computer	1	12	SLM	06/13/20	300	175	125	300	-
7	Printer	1	12	SLM	11/15/21	200	-	42	42	158
8	Furniture	1	36	SLM	06/01/19	500	264	167	431	69
	TOTAL					49,600	11,298	7,826	19,124	30,476

Statements of Changes in Members Capital (Unaudited)

Sl No.	Name of the Member	% Profit Sharing	Capital Balance as on		
			31st Dec 2020	2021 Profit $	31st Dec 2021
1	Paul Clarke	56%	22,008	8,518	30,526
2	Kyle Lund/David Clarke	15%	4,362	2,282	6,644
3	Grant Robertson	13%	3,747	1,977	5,724
4	Skylar Jackson	10%	3,075	1,521	4,596
5	Christopher Schutte	3%	372	456	828
6	Gentry Calhoun	3%	373	457	830
	Total	100%	33,937	15,211	49,148

FIRE GROUNDS COFFEE CO LLC

Statements of Cash Flows (Unaudited)

	December 31,	
	2021	**2020**
Operating activities		
Net profit/(loss)	15,211	(4,791)
Depreciation	7,826	5,459
Decrease in Inventory	2,294	1,253
Increase in interest payable	-	-
Increase (decrease) in trades payables	3,355	1,564
Net generated from operating activities	**28,686**	**3,485**
Investing activities		
Property and equipment	(33,450)	(300)
Net cash used in investing activities	(33,450)	(300)
Financing activities		
Net Proceeds from loan	-	-
Net Proceeds from capital contribution	-	-
Net cash provided by financing activities	-	-
Net (decrease) increase in cash and cash equivalents	(4,764)	3,185
Cash and cash equivalents at beginning of year	5,644	2,459
Cash and cash equivalents at end of year	**$ 880**	**$ 5,644**

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
FIRE GROUNDS COFFEE CO LLC ("the Company") is a roaster, marketer and retailer of specialty coffee. The company purchases and roast high-quality coffee that the company sells along with handcrafted coffee, tea and other beverages and a variety of high-quality food items through company operated stores and online stores.
Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid- month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from One to Three Years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions
The company do not have any related party balances to report.

3. Commitments and Contingencies
As of the date of issuance of financials, Mar 18, 2022, the company has no commitments or contingencies.

4. Subsequent Events
Management has evaluated subsequent events through Mar 18, 2022, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.